BONTAN CORPORATION INC.
THREE MONTHS ENDED JUNE 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at August 24, 2012

Index
Overview	3
Summary of Results	3
Number of Common shares, options and warrants	3
Business Environment	4
Risk Factors	4
Forward Looking Statements	4
Business Plan	4
Results of Operations	5
Liquidity and Capital Resources	7
Working Capital	7
Operating Cash Flows	8
Investing Cash Flows	8
Financing Cash Flows	9
Key Contractual Obligations	9
Off balance sheet arrangements	9
Transactions with Related Parties	9
Financial and Derivative Instruments	10
Use of Estimates and Judgments	11
Future Accounting Pronouncements	11
Internal Controls over Financial Reporting	12
Public Securities Filings	12

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended June 30, 2012 should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended June 30, 2012 and audited consolidated financial statements for the year ended March 31, 2012 together with the annual report in form F-20 for the fiscal year 2012..

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board.

This management discussion and analysis is prepared by management as at August 24, 2012. The Company’s auditors have not reviewed it.

In this report:

a.	The words “us”, “we”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Israel Petroleum Company, Ltd Cayman, where we held 76.79% equity until June 29, 2012 is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter ended June 30, 2012 and the preceding seven quarters: (All amounts in ‘000 CDN$ except net loss per share, which are actual amounts)

Quarter ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
	2012	2012	2011	2011	2011	2011*	2010*	2010*
Total Revenue	101	-	-	-	-	-	-	-
Net income (loss)	897	(2,470)	(417)	(673)	(874)	(3,780)	(1,065)	(1,329)
Working capital	5,704	4,834	5,041	(146)	756	1,707	1,167	960
Shareholder’s equity	5,710	4,841	5,048	6,834	7,737	8,688	8,364	8,323
Net income (loss) per share - basic and diluted	$0.01	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.05)	$(0.01)	$(0.02)

*Details for these quarters are derived from financials prepared under previous Canadian GAAP while figures for the other quarters are derived from financials prepared in accordance with IFRS

Number of common shares, options and warrants

These are as follows:

As at June 30, 2012 AND August 24, 2012
Shares issued and outstanding	78,714,076
Warrants issued and outstanding (a)	68,071,420
Options granted but not yet exercised (b)	5,385,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.29. These warrants have weighted average remaining contractual life of 2.35 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.17 and have a weighted average remaining contractual life of approximately 2.19 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2012 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2012. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is referenced to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators. We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves.

The Company held an indirect 4.70% interest  in two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“Sara”) covering approximately 198,000 acres, 40 kilometres off the West coast of Israel (“Israeli project”)  through its 76.79% equity of IPC Cayman, as more fully explained in Note 6 of the fiscal 2012 audited financial statements.

The Company signed a settlement agreement on December 15, 2011 to dispose of its interest in the Israeli project held through its ownership of 79.76% equity in IPC Cayman. The agreement being extended from time to time and amended was finally closed on June 29, 2012.

We are now looking for new business opportunities to invest the proceeds of the above disposal, in a manner that will positively impact on our profitability and shareholders value.

Results of operations

Three months ended June 30	2012	2011
	In 000’s CDN$
Other Income	101	-
Expenses	796	(874)
Net income(loss) for period	897	(874)
Deficit at end of period	(42,565)	(41,864)

Overview

Most part of the quarter ended June 30, 2012 was spent in completing negotiations relating to settlement of our legal disputes with minority shareholder of IPC Cayman and disposal of our 76.79% equity interest in IPC Cayman to this shareholder. The settlement agreement was finally signed on June 29, 2012 as more fully explained elsewhere in this report.

During the three months ended June 30, 2011, we were primarily busy with various litigation matters involving legal actions against the management of IPC Cayman and others to prevent them from rolling our interest in an Israeli shell without our consent and also to enable us to call a shareholder meeting of IPC Cayman so that we could protect our interest as a majority shareholder.

Income

During the three months ended June 30, 2012, the Company received an extension fee of US$100,000 for agreeing to extend the closing date of the settlement agreement. This has been accounted as other income. No revenue was recognized during the three months ended June 30, 2011.

Expenses

The overall analysis of the expenses is as follows:
	Three months ended June 30,
	2012	2011

Operating expenses	43,341	56,664
Consulting fee & payroll	118,332	122,487
Exchange loss (gain)	6,991	(2,284)
Loss on disposal of short term investments	-	14,540
Write down of short term investments	115,550	343,750
Professional fees	151,475	338,388
Value of warrants cancelled	(1,231,290)	-
	(795,601)	873,545

Operating Expenses
	Three months ended June 30,
	2012	2011
	$2,220	$6,258
Travel, meals and promotion
Shareholders information	31,430	30,739
Other	9,691	19,667
	$43,341	$56,664

Travel, meals and promotions

As the Company’s focus over the three months ended June 30, 2012 was the closing of the settlement agreement, fewer costs were associated with travel, meals and promotions as compared to the three months ended June 30, 2011.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Significant reduction in 2012 quarter compared to 2011 quarter was due to reversal of an accrued expense of approximately $10,000 no longer considered payable.

Consulting fees and payroll

Three months ended June 30,	2012	2011

Fees settled in common shares	-	$7,171
Fees settled in cash	106,200	106,065
Payroll	12,132	9,251

	$118,332	$122,487

Consulting fees related to fees paid to the CEO and two other consultants and two members of the audit committee. There has not been any change in fees during the periods in fiscal years 2013 and 2012.

Exchange (gain) loss

Exchange differences related to translation gains and losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the functional and presentation currency, on consolidation.

The company had net receivable in US dollar which, due to a slightly weakened Canadian dollar against the US dollar, resulted in a small exchange loss on conversion at June 30, 2012; whereas, at June 30, 2011, the Canadian dollar was stronger against the US dollar, resulting in a small gain on conversion.

Write down of Short term Investments

As at June 30, 2012, the Company’s short term investment portfolio included two marketable securities whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying costs of these securities were therefore written down by $115,550 which amount was considered to have impaired permanently.

As at June 30, 2011, the Company’s short term investment portfolio included three marketable securities whose market price showed continued declining trend which the management believed would unlikely to improve in the near future. The carrying costs of these securities were therefore written down by $343,750 which amount was considered to have impaired.

Loss on disposal of short term investments

There was no loss on disposal of short term investments during the three months ended June 30, 2012.

The disposal of short term investments, during the three months ended June 30, 2011, was mainly caused by the need for additional cash to meet increasing litigation costs.

Professional fees

Professional fees for the three months ended June 30, 2012 consisted of audit fees accrual of $11,250 and reversal of last year’s over accrual of $15,000 and legal fees of approximately $155,000. Dismissal of all lawsuits on settlement reduced the legal costs significantly from the previous period.

Professional fees for the three months ended June 30, 2011 consisted of audit and accounting fees of approximately $17,000 and legal fees of approximately $ 321,000.

Legal fees primarily consisted of fees incurred by the Company for its legal actions against Shaldieli and IPC Cayman management as discussed elsewhere in this report.
The Company expects its legal costs to increase as various lawsuits come up for hearing in Israel and Cayman Island courts.

Value of warrants cancelled

As part of the original settlement agreement in December 2011, five million warrants issued to the manager of IPC Cayman were returned for cancelation without any compensation. The value of these warrants of approximately $ 1.2 million was included in deferred costs recovery in the fiscal 2012 financials. Upon the final settlement on June 29, 2012, this value was reversed to income.

Liquidity and Capital Resources

Working Capital

As at June 30, 2012, the Company had a net working capital of approximately $5.7 million compared to a working capital of approximately $4.8 million as at March 31, 2012.

There were two main changes in the component of working capital since March 31, 2012. Approximately $5.3 million of exploration and evaluation costs were recovered due to the settlement and were included in other receivables. Further, costs recovery which included mainly the value of warrants cancelled as explained elsewhere in this report which was deferred at

March 31, 2012 were reversed resulting in significant decline in liabilities and improvement in net working capital.

Cash on hand as at June 30, 2012 was approximately $126,600 compared to $58,400 as at March 31, 2012.

Operating cash flow

During the three months ended June 30, 2012, operating activities required a net cash outflow of approximately $5 million, which was met from the cash received from the settlement agreement.

During the three months ended June 30, 2011, operating activities required net cash outflow of approximately $ 0.5 million, which was met from the available cash and proceeds from the sale of short term marketable securities.

Investing cash flows

During the three months ended June 30, 2012, the company received net proceeds totalling approximately $5 million plus an overriding royalty interest of 0.25% on the two licenses, as a result of the settlement agreement.

During the three months ended June 30, 2011, the company received net proceeds totalling $245,200 from the sale of its short term investments.

Short term investments

The short term investments held by the Company at June 30, 2012 had carrying costs of $92,550 after they were written down by $115,550, for impairment. The market value of these investments on that date was $85,050.

The company’s short term investment at June 30, 2011 consisted of four securities of Canadian junior resource public companies whose carrying costs, after writing off impairment of $343,750, was approximately $1.1 million and their market value on that date was approximately $1.2 million.

Exploration and evaluation costs recovery

The Company held indirect interest in the Israeli project through its ownership of 76.79% equity in IPC Cayman. For the last two years, the Company invested approximately $7 million in the project, shown in the financials as exploration and evaluation costs. The Company was involved in extensive litigations with the minority shareholder of IPC Cayman for most part of the last fiscal year, and since December 2011 was involved in negotiations on out of court settlement. The settlement terms were first agreed in December 2011 and later revised and a final settlement agreement was reached on June 29, 2012. As a result, the Company received a total of US$ 5.375 million plus 0.25% overriding royalty interest, and in return, it surrendered its equity in IPC Cayman to its minor shareholder for cancellation. The Company also received an extension fee of US$100,000 which was taken to income and received five million warrants issued to the minor shareholder for cancellation without any compensation. The value of these warrants was also reversed to income during the three months ended June 30, 2012 as explained elsewhere in this report. Approximately US$5.2 million were deposited into an escrow account in Israel held by our Israeli lawyer, pending clearance from the Israeli tax authorities. Subsequently, 70% of the funds, approximately US$3.6 million, were released to us in July 2012 and the balance will be released once authorized by the Israeli tax authorities. We understand from our Israeli lawyer that such a authorization should soon be forthcoming.

A balance of the exploration and evaluation cost of approximately $1.5 million is still shown as recoverable on the balance sheet of June 30, 2012 financials due to the fact that the settlement agreement provides for further payments or return of approximately 49% equity in IPC Cayman on or before December 31, 2012, depending upon the results of the exploration activities which began in August 2012 on the two wells covered under the Israeli project. This is more fully explained in Note 6 to the condensed interim consolidated financials for the three months ended June 30, 2012.

Financing cash flows

There were no cash flows from financing activities generated for the three months ended June 30, 2012 and 2011.

Key Contractual obligations

There were no key contractual obligations as at June 30, 2012.

Off balance sheet arrangements

At June 30, 2012 and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 15 to the condensed consolidated unaudited financial statements for the three months ended June 30 2012.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments
	June 30, 2012		March31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	126,590	126,590	58,359	348,464
Other receivable	5,319,405	5,319,405	231,039	114,069
Short term investments	92,550	85,050	208,100	227,600
Financial liabilities
Accounts payable and accrued liabilities	1,320,254	1,320,254	2,655,627	2,655,627

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

i) Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.

b.
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from an Israeli escrow agent which is one of its major law firms.. The balance is due from  the  Israeli and Canadian government

c.	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained elsewhere in this report.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

d)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns on its disposal, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the operating results of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	June 30, 2012	March 31, 2012	June 30, 2011
One US Dollar to CDN Dollar	1.0191	1.000	0.9643

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at June 30, 2012 were as follows:  (all figures in CDN$’000 equivalent)

Cash, receivable & short term investments	$ 5,344
Accounts payable and accrued liabilities	(669)
Net assets	$ 4,675

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net assets by $234,000 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net assets by $ 234,000.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s fiscal 2012 consolidated financial statements are listed below. There has not been any additional pronouncement since then, up to the date of this report. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – “Financial Instruments” addresses the classification and measurement of financial assets.
IFRS 10 – “Consolidated Financial Statements” builds on existing principles and standards and identifies the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.
IFRS 11 – “Joint Arrangements” establishes the principles for financial reporting by entities when they have an interest in arrangements that are jointly controlled.
IFRS 12 – “Disclosure of Interest in Other Entities” provides the disclosure requirements for interests held in other entities including joint arrangements, associates, special purpose entities and other off balance sheet entities.
IFRS 13 – “Fair Value Measurement” defines fair value, requires disclosure about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards.
IAS 27 – “Separate Financial Statements” revised the existing standard which addresses the presentation of parent company financial statements that are not consolidated financial statements.
IAS 28 – “Investments in Associate and Joint Ventures” revised the existing standard and prescribes the accounting for investments and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The Company has not completed its evaluation of the effect of adopting these standards on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.